Notice of Exempt Solicitation

NAME OF REGISTRANT: Kosmos Energy

NAME OF PERSON RELYING ON EXEMPTION: Oxfam America

ADDRESS OF PERSON RELYING ON EXEMPTION: 77 North Washington Street, Suite 5-1, Boston, MA 02114

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Oxfam America urges you to vote FOR Proposal 5, which requests a tax transparency report, at Kosmos’s annual meeting of shareholders on June 6, 2024.

I.	RESOLUTION

RESOLVED: Shareholders request that the Board of Directors issue a tax transparency report to shareholders, at reasonable expense and excluding confidential information, prepared in consideration of the indicators and guidelines set forth in the Global Reporting Initiative’s (GRI) Tax Standard.

II.	ARGUMENTS IN FAVOR OF A “FOR” VOTE

A.	Summary of arguments in favor of a “for” vote

•	Aggressive tax avoidance may introduce significant risks that undermine investment returns in the medium and long term.
•	Kosmos does not disclose revenues or profits in each non-US market where it operates, challenging investors’ ability to evaluate the risks of taxation reforms, or to assess whether Kosmos’s tax practices are consistent with long-term value creation.
•	Many major oil, gas, and mining companies publish a GRI-aligned tax report, leaving Kosmos lagging behind. A GRI-aligned tax report would enable investors to better evaluate the company’s exposure to risk and make informed decisions.

B.	Aggressive tax planning creates investment risks

Investors, companies, governments and civil society are increasingly recognizing that a company’s tax practices can be financially material.1

At an asset level, risks may include:

•	Heightened attention of tax authorities and adjustment risk following successful investigation by tax authorities of whether a company’s tax planning complies with the law.
•	Vulnerability to changes in tax regulation and enforcement.[2]
•	Reputational damage and loss of social licence to operate.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card as it will not be accepted.

Aggressive tax avoidance can also introduce macro-economic distortions with subsequent portfolio and systemic-level impacts that undermine the long-term performance of investments.3 At a portfolio level, aggressive tax avoidance by one company may undermine fair competition between all companies in a sector.4 Widespread tax avoidance may also have larger macro-economic impacts, by reducing money available for government spending on critical services and infrastructure, which enable long-term business and social sustainability.5 The effects are profound: studies estimate corporate profit shifting causes annual government tax revenue losses of $70 – 100 billion in the US and $312 billion globally.6 The PRI, representing investors with $89 trillion assets under management, states that tax avoidance is a key driver of inequality, which is associated with poor long-term business and social performance.7

Risk: Increased attention from tax authorities

Tax authorities may soon subject Kosmos’s tax practices to greater scrutiny. Economic challenges and the impact of the pandemic have pushed governments to focus more intently on collecting corporate tax revenue. In a 2022 tax survey, Deloitte found that 96% of US companies “believe that more tax disputes may arise out of increased government deficits due to Covid-19.”8

In the US, the 2022 Inflation Reduction Act included an $80 billion funding increase to the Internal Revenue Service (IRS), with $46 billion of this earmarked for enforcement. This additional government funding is expected to bring in an additional $204 billion in taxes through 2031,9 and this will likely come from increased tax enforcement including for multinational companies like Kosmos.10

Risk: Vulnerability to changes in tax regulation

Kosmos may face potentially significant increases in tax liability due to a suite of proposed and adopted global taxation reforms. In 2021, 137 countries agreed to a two-pillar tax reform framework drafted by the OECD, hailed as the biggest change to corporate taxation in a century.11 In December 2022, European Union (EU) member states agreed to implement the minimum corporate taxation component of the deal.12 The global minimum tax would create a 15% minimum effective corporate tax that applies on a country-by-country basis, which may ensure that multinationals pay this amount regardless of whether their headquarters jurisdiction domestically implements the minimum tax. Investors should have access to tax information on a country-by-country basis to better inform them whether there may be additional tax risks associated with these international reform efforts. Members of the United Nations (UN) also recently approved a draft resolution on international tax cooperation, another potential source of significant changes to global corporate taxation.13

Risk: Loss of social license

The risk of loss of social license – “the perception by stakeholders that a business or industry is acting in a way that is fair, appropriate, and deserving of trust”14 – is particularly salient in the oil, gas, and mining sectors, and it carries significant impact. Upstream extraction in particular comes with elevated expectations of potential benefits from host country governments, citizens, and impacted communities. Tax avoidance can leave these stakeholders dismayed, discontented, and angry that they are not receiving the promised benefits from the project. This frustration can lead to protests and conflicts, costly project stoppages, revocations of the right to extract, or renegotiation of fiscal terms, sometimes ultimately costing the company more than it would have paid if it had paid a greater share of taxes in the first place. For example, project stoppages due to community conflict can cost extractive projects as much as $20 million per week.15

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C.	Kosmos’s current reporting is insufficient

Kosmos does not currently disclose sufficient information to allow investors to make an informed and independent assessment of the company’s tax practices and any potential risks. Kosmos reports its payments-to-governments, but without disclosure of country-by-country profits, revenues, and employment data, investors cannot put their payments to governments and tax disclosures in context. While Kosmos is legally required to provide similar tax-related disclosures in certain other jurisdictions, without information on profits and losses in a jurisdiction, investors cannot determine whether the amount of taxes paid aligns with economic activity.

In its 2022 Annual Report, Kosmos identifies the Cayman Islands—a well-known tax haven16—as a jurisdiction where it does business but does not have oil and gas operations. The company explains that a change in laws or policies there or in other places where it does business could materially and adversely impact their financial position.17 The report provides little insight into the degree of risk involved in Kosmos’s tax planning and there is insufficient data to indicate whether Kosmos’s intragroup allocations of profit and transfer pricing methods yield tax payments in line with where its economic activity takes place. Investors need the quantitative data provided by country-by-country reporting – which Kosmos does not sufficiently report – to be able to assess whether Kosmos’s tax practices comply with its tax policy.

D.	Publishing a GRI-aligned tax report would bring Kosmos in line with many of its peers and allow investors to make an informed and independent assessment of risk

The recognition that tax practices can pose a financially material risk to investors helped lead to the creation of GRI Standard 207 on Tax. The GRI Standards are the world’s most utilized corporate reporting standard and the GRI Tax Standard is the first comprehensive, global standard for public tax disclosure.18 The Tax Standard requires four components:

•	GRI 207-1: disclosure of a company’s approach to tax
•	GRI 207-2: disclosure of a company’s tax governance, control, and risk management
•	GRI 207-3: disclosure of a company’s stakeholder engagement and management of concerns related to tax
•	GRI 207-4: public country-by-country reporting (pCbCR) of certain company financial information, including income tax paid and accrued, profits and losses, related party revenues, third party revenues, number of employees, and tangible assets within each jurisdiction. Many companies also choose to provide narrative explanations of their financial data in each country of operation to assist in proper interpretation of the data.

GRI 207 also recommends disclosing “industry-related and other taxes or payments to governments.” These other project-specific payments to governments are particularly important in the oil and gas industry because fiscal arrangements often include methods of compensation like royalties, profit oil, bonus payments, and taxes to subnational governments. Accordingly, in the GRI standard for the oil and gas sector, GRI identifies disclosures of all significant project-level payments to governments as relevant for that sector in reporting under the Tax Standard.19

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card as it will not be accepted.

Many companies in the oil, gas, and mining sectors publish tax transparency reports aligned with the GRI Tax Standard, including Anglo American,20 BHP,21 BP,22 Eni,23 Equinor,24 Hess 25 (recently acquired by Chevron), Newmont,26 Repsol,27 Rio Tinto,28 Shell,29 South32,30 Teck Resources,31 and TotalEnergies.32 This adoption of the GRI standard is by no means limited to foreign companies: Hess and Newmont are both US companies. These companies do not appear to have faced adverse effects from disclosing additional tax data.

Nor is this restricted to the extractive sector: new research finds that 26% of the 1,000 largest companies worldwide voluntarily use the GRI Tax Standard as a reference point in their sustainability report, while policymakers are increasingly looking to GRI 207 when articulating tax transparency standards.33 Publishing a GRI-aligned tax report would help Kosmos keep pace with other extractive companies on transparency issues.

Companies releasing tax reports understand that these reports are a key method of building trust and providing stakeholders with adequate transparency. For example, Shell’s former Chief Financial Officer Jessica Uhl said, “The taxes Shell pays are one of the many links between our business and the countries and communities where we operate. Today, it is more important than ever that we are open about our tax payments so that people can understand how much we pay and why.”34

Public country-by-country reporting of tax information, as is required by GRI 207-4, is also increasingly promoted by regulatory action. Since 2015, European financial institutions have been required to publish CbCR.35 In 2021, the US House passed the Disclosure of Tax Havens and Offshoring Act, which would require public corporations to publish CbCR.36 Also in 2021, the EU approved a directive requiring large multinationals operating there to disclose CbCR information for their operations across EU member states and selected other jurisdictions.37 Australia is currently considering draft legislation to require some pCbCR for large multinationals operating in that country.38 PCbCR was a key recommendation of the UN FACTI panel.39 GRI-aligned tax reports provide investors with the ability to assess comparable reports for companies regardless of which jurisdictions require the company to comply with their similar—but somewhat distinct – disclosure regimes. Kosmos is already privately providing annual country-by-country reports to the U.S. Treasury Office of the Internal Revenue Service with its annual U.S. consolidated income tax return as part of the OECD BEPS program.40 The GRI Tax Standard is closely aligned to the OECD BEPS, and therefore the additional compliance burden for reporting is negligible.

The trend towards tax transparency has attracted significant investor support. Investors representing over $5.6 trillion in assets under management supported the introduction of pCbCR in the EU,41 and investors representing $2.9 trillion in assets supported the introduction of mandatory, public CbCR in the US via the Disclosure of Tax Havens and Offshoring Act.42 Shareholders voted on the first major tax transparency shareholder resolution in May 2022 at Amazon’s annual general meeting, and similar resolutions at Microsoft and Cisco attracted even larger shares of investor support at their respective meetings in December.43 Tax transparency and pCbCR also factor into various ESG ratings and indexes, including the FTSE Russell’s proprietary ESG Ratings and Data that factor into various FTSE Russell sustainable investment indexes, Standard & Poor’s sustainability assessment methodology, and MSCI ESG Research’s ESG Rating model and MSCI All Country World Index.44

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card as it will not be accepted.

III.	Conclusion

Investors need an adequate understanding of a company’s tax practices in order to make informed decisions about tax risk. Potential changes in tax regulation and enforcement may result in larger tax liabilities, while aggressive tax avoidance may lead to challenges from tax authorities and systemic risks that undermine the medium- and long-term returns of an investor’s broader portfolio. Despite an increasing trend towards tax transparency, Kosmos continues to lag behind its peers in the oil, gas, and mining sectors. A GRI-aligned tax transparency report would remedy this lack of tax transparency and benefit investors.

We therefore urge shareholders to vote FOR INSERT PROPSAL 5.

For more information, please contact Aubrey Menard at aubrey.menard@oxfam.org.

_____________________________

1 FACT Coalition (2022), A Material Concern: The Investor Case for Public Country-by-Country Tax Reporting, https://thefactcoalition.org/report/a-material-concern-the-investor-case-for-public-country-by-country-tax-reporting/

2 Morel, J. (2018), Aggressive Tax Optimisation: what is the best ESG Approach, p. 16 – 17, https://research-center.amundi.com/files/nuxeo/dl/11c94512-929d-4b88-9a23-792100a994bb.

3 Andrew Spurr and Mihnea Gheorghe (2022), “Tax Fairness Should be a Core Principle in Corporate Sustainability Strategies,” Morningstar, June 13, 2022, https://www.morningstar.com/articles/1098061/tax-fairness-should-be-a-core-principle-in-corporate-sustainability-strategies

4 UNPRI (2021), What is Tax Fairness and What Does it Mean for Investors?, https://www.unpri.org/download?ac=15325

5 UNPRI (2020), Advancing tax transparency: outcomes from the PRI collaborative engagement, https://www.unpri.org/governance-issues/advancing-tax-transparency-outcomes-from-the-pri-collaborative-engagement/5541.article

6 Tax Justice Network (2021), The State of Tax Justice 2021, https://taxjustice.net/reports/the-state-of-tax-justice-2021/; Kimberly Clausing, “Profit Shifting Before and After the Tax Cuts and Jobs Act,” National Tax Journal 73(4), 28 (2020), https://papers.ssrn.com/sol3/papers.cfm?abstract_id=3274827

7 GRI (2019), Backing for GRI’s Tax Standard, https://www.globalreporting.org/about-gri/news-center/backing-for-gri-s-tax-standard/

8 Deloitte (2022), Deloitte‘s 2022 Global Tax Survey: Beyond BEPS, 14, https://www2.deloitte.com/content/dam/Deloitte/global/Documents/Tax/gx-beps-global-survey-summary-results-2022.pdf

9 Natalie Olivo (2022), “IRS Budget Boost May Increase Transfer Pricing Scrutiny,“ Law 360, August 29, 2022, https://www.law360.com/articles/1525464/irs-budget-boost-may-increase-transfer-pricing-scrutiny-

10 Luis Coronado (2022), “Why the tax controversy outlook looks set to become even more challenging,” ITR, September 22, 2022, https://www.internationaltaxreview.com/article/2anlo2u2g0g1bcurvaark/sponsored/why-the-tax-controversy-outlook-looks-set-to-become-even-more-challenging

11 Emma Agyemang et al. (2021), “OECD close to final global deal on corporate tax,” Financial Times, October 8, 2021, https://www.ft.com/content/3e3e6a7d-67d5-437d-a7b2-29c52ce9c78f

12 Council of the EU (2022), International taxation: Council reaches agreement on a minimum level of taxation for largest corporations, https://www.consilium.europa.eu/en/press/press-releases/2022/12/12/international-taxation-council-reaches-agreement-on-a-minimum-level-of-taxation-for-largest-corporations/

13 United Nations, “Second Committee Approves Nine Draft Resolutions, Including Texts on International Tax Cooperation, External Debt, Global Climate, Poverty Eradication,” 22 Nov 2023, https://press.un.org/en/2023/gaef3597.doc.htm

14 Lucy Pérez, Dame Vivian Hunt, Hamid Samandari, Robin Nuttall, and Krysta Biniek, “Does ESG really matter—and why?”, McKinsey and Company, https://www.mckinsey.com/capabilities/sustainability/our-insights/does-esg-really-matter-and-why

15 Rachel Davis and Daniel Franks (2014), “Costs of Company-Community Conflict in the Extractive Sector,” Corporate Social Responsibility Initiative Report No. 66, 8, https://www.csrm.uq.edu.au/media/docs/603/Costs_of_Conflict_Davis-Franks.pdf

16 Tax Justice Network, Corporate Tax Haven Index – 2021 Results, https://cthi.taxjustice.net/en/

17 Kosmos 2022 Annual Report, https://www.kosmosenergy.com/wp-content/uploads/2023/04/Kosmos-2022-Annual-Report.pdf

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card as it will not be accepted.

18 KPMG (2020), The Time Has Come, https://assets.kpmg/content/dam/kpmg/xx/pdf/2020/11/the-time-has-come.pdf

19 GRI 11: Oil and Gas Sector 2021, Topic 11.21 (Sector Standard reference number 11.21.7) https://www.globalreporting.org/standards/standards-development/sector-standard-for-oil-and-gas/

20 AngloAmerican (2022), Tax and Economic Contribution Report 2021, https://www.angloamerican.com/~/media/Files/A/Anglo-American-Group/PLC/investors/annual-reporting/2022/tax-and-economic-contribution-report-2021.pdf

21 BHP (2022), BHP Country-by-Country Report 2021, https://www.bhp.com/about/operating-ethically/tax-transparency

22 BP (2021), Tax Report 2020, https://www.bp.com/content/dam/bp/business-sites/en/global/corporate/pdfs/sustainability/group-reports/bp-tax-report-2020.pdf

23 Eni (2021), Country by Country Report 2020, https://www.eni.com/assets/documents/eng/reports/2020/Country-by-Country-2020_ENG.pdf

24 Equinor (2022), Tax Contribution Report 2022, https://cdn.sanity.io/files/h61q9gi9/global/dc3e3c65a248d4bb5e69de02fd4716f04f4dffe0.pdf?equinor-tax-contribution-report-october-2022.pdf

25 Hess (2022), Sustainable Tax Practices, https://www.hess.com/sustainability/how-we-operate/tax-practices

26 Newmont (2022), 2021 Taxes and Royalties Contribution Report, https://s24.q4cdn.com/382246808/files/doc_downloads/2022/sustainability/newmont-2021-tax-report.pdf

27 Repsol (2021), Tax Contribution Report, https://www.repsol.com/content/dam/repsol-corporate/en_gb/sostenibilidad/responsible-tax-policy/2021-tax-contribution-report.pdf

28 Rio Tinto (2022), Country-by-Country Report 2021, https://www.riotinto.com/search/documents#main-search_e=0&main-search_sxatags=Taxes%20Paid%20Reports.

29 Shell (2022), Tax Contribution Report 2021, https://reports.shell.com/tax-contribution-report/2021/

30 South32 (2022), Tax Transparency and Payments to Governments Report 2022, https://www.south32.net/docs/default-source/all-financial-results/2022-annual-reporting-suite/tax-transparency-and-payments-to-governments-report-2022.pdf?sfvrsn=4d89b0f6_2

31 Teck (2021), 2020 Economic Contribution Report, https://www.teck.com/media/Teck-2020-Economic-Contribution-Report.pdf

32 Total (2021), Tax Transparency Report 2019-2020, https://totalenergies.com/sites/g/files/nytnzq121/files/documents/2022-03/Tax_transparency_report_2019_2020.pdf

33 Page Allen and Miguel Perez Ludena, “Global Adoption Trends for the GRI Tax Standard,” (2024) Thttps://www.globalreporting.org/media/2tinc4tc/gri_207_adoption_study-1.pdf

34 The B Team (2021), The B Team Responsible Tax Principles in Action: Shell‘s Dedication to Building Trust Among All Stakeholders, https://bteam.org/our-thinking/news/the-b-team-responsible-tax-principles-in-action-shells-dedication-to-building-trust-among-all-stakeholders

35 Directive 2013/36/EU of the European Parliament and of the Council of 26 June 2013 on access to the activity of credit institutions and the prudential supervision of credit institutions and investment firms, amending Directive 2002/87/EC and repealing Directives 2006/48/EC and 2006/49/EC https://eur-lex.europa.eu/legal-content/EN/TXT/?uri=CELEX%3A32013L0036

36 FACT Coalition (2021), House Takes Historic Step in Advancing Corporate Tax Transparency, https://thefactcoalition.org/house-takes-historic-step-in-advancing-corporate-tax-transparency/; H.R.3007 - Disclosure of Tax Havens and Offshoring Act, https://www.congress.gov/bill/117th-congress/house-bill/3007; https://www.congress.gov/bill/117th-congress/house-bill/1187

37 Directive 2013/34/EU of the European Parliament and of the Council of 26 June 2013 on the annual financial statements, consolidated financial statements and related reports of certain types of undertakings, amending Directive 2006/43/EC of the European Parliament and of the Council and repealing Council Directives 78/660/EEC and 83/349/EEC Text with EEA relevance, https://eur-lex.europa.eu/legal-content/EN/TXT/?uri=CELEX:32013L0034

38 Australian Department of the Treasury (2023), Taxation Laws Amendment (Measures for Future Bills) Bill 2023: Multinational Tax Transparency—Tax Changes,” https://treasury.gov.au/sites/default/files/2023-04/c2023-383896-em.pdf

39 FACTI (2020), Financial Integrity for Sustainable Development, https://factipanel.org/news/facti-panel-report-has-been-published

40 Kosmos Energy, 2024 Annual Proxy Statement, https://investors.kosmosenergy.com/static-files/81937aca-1593-4953-9ace-34b5245f61e4

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card as it will not be accepted.

41 UNPRI (2020), Public Country-by-Country Reporting (CBCR) Requirements in the EU, https://dwtyzx6upklss.cloudfront.net/Uploads/u/m/t/investorsignonletteronpubliccbcr_signatories_final_758353.pdf

42 FACT Coalition (2021), 66 Investors with $2.9 trillion in Assets Under Management Show Support for the Disclosure of Tax Havens and Offshoring Act, https://thefactcoalition.org/64-investors-with-nearly-2-9-trillion-in-assets-under-management-show-support-for-the-disclosure-of-tax-havens-and-offshoring-act/

43 FACT Coalition (2022), Microsoft, Cisco Shareholder Votes Demonstrate Increasing Investor Demand for Tax and Offshore Transparency, https://thefactcoalition.org/microsoft-cisco-shareholder-votes-demonstrate-increasing-investor-demand-for-tax-and-offshore-transparency/

44 FTSE Russell (2021), Global trends in corporate tax disclosure, 8, https://content.ftserussell.com/sites/default/files/global_trends_in_corporate_tax_disclosure_final_2.pdf; MSCI ESG Research LLC (2022), MSCI ESG Ratings Methodology: Tax Transparency Key Issue, https://www.msci.com/documents/1296102/34424357/MSCI+ESG+Ratings+Methodology+-+Tax+Transparency+Key+Issue.pdf/f5b93df6-475c-25c7-db7f-26a6da3d703a?t=1666182603072

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card as it will not be accepted.